Exhibit 99.1

China Xiangtai Food Co., Ltd Completes the First Day of Trading on NASDAQ with Shares Closing at $5

Chongqing, China, August 14, 2019/PRNewswire/ -- China Xiangtai Food Co., Ltd. (Nasdaq: PLIN) (the “Company” or “PLIN”), an emerging growth company primarily engaged in pork processing in China, today commenced trading on the Nasdaq Capital Market on August 14, 2019 under the ticker symbol “PLIN”. Shares closed at $5 in the Company’s Nasdaq debut despite stock market crashed today.

On May 10, 2019, the Company announced the closing of its initial public offering (“IPO”) of 1,172,360 ordinary shares at a price to the public of $5.00 per share for a total of $5,861,800 in gross proceeds before expenses, underwriting discount and commissions.

Zeshu Dai, Chairwoman of the Board and Chief Executive Officer of the Company, commented, “Our first day of trading was unfortunately timed as equity markets across the world experienced volatility. Despite these tailwinds, we are pleased with the trading performance as the shares closed at the IPO price of $5.00 per share. We appreciate the support of our investors and team members in making our public listing a reality and we hope to repay this faith by demonstrating the fundamental strength of our business model in the years to come.”

About China Xiangtai Food Co., Ltd.

Headquartered in Chongqing, China, China Xiangtai Food Co., Ltd, is a food company primarily engaged in pork processing. The Company’s operations span key sections of the pork processing value chain, including slaughtering, packing, distribution, and wholesale of a variety of fresh pork meat and parts. The Company offers fresh and processed products, including a variety of pork, beef, lamb, chicken, duck, and rabbit products. Through its core values, the Company is committed to maintaining the highest standards of food safety, product quality, and sustainability to provide high-quality, nutritious, and tasty food in a responsible manner through its portfolio of trusted brands. For more information, please visit http://ir.plinfood.com/.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. Past performance is not indicative of future results. Investments may be speculative and there is a risk of loss of the entire investment.

For more information, please contact:

Company Contact

Mr. Xiaohui Wu, President
China Xiangtai Food Co., Ltd.
Phone: +86-1860-117-0697
Email: ir@cqplinfood.com

Investor Relations Contact

Ms. Tina Xiao, President
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com